Exhibit 5.1

Brent D. Fassett

(720) 566-4025

fassettbd@cooley.com

July 30, 2010

Allos Therapeutics, Inc.

11080 CirclePoint Road

Suite 200

Westminster, CO  80020

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Allos Therapeutics, Inc. (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 7,500,000 shares of the Company’s Common Stock, $0.001 par value, (the “Shares”), pursuant to its 2008 Equity Incentive Plan (the “Plan”) and associated rights to purchase Series A Junior Participating Preferred Stock (the “Purchase Rights”) pursuant to the Rights Agreement, dated May 6, 2003, as amended (the “Rights Agreement”).

In connection with this opinion, we have examined and relied upon (a) the Registration Statement and related Prospectus, (b) the Company’s Certificate of Incorporation and Bylaws and the Rights Agreement, each as currently in effect, and (c) the originals or copies certified to our satisfaction of such records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. We have assumed the genuineness and authenticity of all signatures on original documents; the authenticity of all documents submitted to us as originals; the conformity to originals of all documents submitted to us as copies; the accuracy, completeness and authenticity of certificates of public officials, and the due authorization, execution and delivery of all documents, where authorization, where due execution and delivery are prerequisites to the effectiveness of such documents.  As to certain factual matters, we have relied upon a certificate of an officer of the Company and have not independently sought to verify such matters.  Our opinion is expressed only with respect to the federal laws of the United States of America and the General Corporation Law of the State of Delaware.

This opinion also assumes, with your consent, that the Board of Directors of the Company has acted in accordance with its fiduciary duties in adopting the Rights Agreement and in authorizing the issuance of Purchase Rights in conjunction with share of the Company’s Common Stock, and does not address whether the Board of Directors of the Company may be required to redeem or terminate, or take other action with respect to, the Rights in the future based on the facts and circumstances then existing.  Moreover, this opinion addresses corporate procedures in connection with the issuance of the Purchase Rights associated with the Common Stock, and not any particular provision of the Purchase Rights or the Rights Agreement.  It should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or rights issued thereunder would invalidate such rights in their entirety.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares and associated Purchase Rights, when sold and issued in accordance with the Plan, the Rights Agreement, the Registration Statement and related Prospectus, will be validly issued and the Shares will be fully paid and nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023  T: (720) 566-4000  F: (720) 566-4099  WWW.COOLEY.COM

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

COOLEY LLP

By:	/s/ Brent D. Fassett
Brent D. Fassett, Partner